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                            May 15, 2024

       Richard Martucci
       Interim Chief Financial Officer and Treasurer
       COHERENT CORP.
       375 Saxonburg Boulevard
       Saxonburg, PA 16056

                                                        Re: COHERENT CORP.
                                                            Form 10-Q for the
Period Ended December 31, 2023
                                                            Form 8-K Filed May
6, 2024
                                                            File No. 001-39375

       Dear Richard Martucci:

              We have reviewed your May 7, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 9, 2024 letter.

       Form 8-K Filed May 6, 2024

       Exhibit 99.2, page 41

   1. We note your response to comment 1. Please provide us, and confirm that you will expand your disclosures
to include, a breakdown of each component that is included in the integration, site
consolidation and other line item with the corresponding amount for each period presented. For
example, we would expect you to also provide this breakdown for the nine months ended
March 31, 2024 and the nine months ended March 31, 2023. Your current disclosures
only provide this breakdown for the three months ended December 31,
                                                        2023.
   2. In regard to the components of the integration, site consolidation, and other adjustment made to
arrive at your non-GAAP Measures, please address the following for each of the three years
ended June 30, 2024 as well as the nine months ended March 31,
                                                        2024:
                                                            Please tell us the
amount of inventory write-offs included in this line item. With
 Richard Martucci
COHERENT CORP.
May 15, 2024
Page 2
              reference to ASC 420-10-S99-3, please tell us your consideration of the guidance in
              Question 100.01 the Compliance and Disclosure Interpretations for Non- GAAP
              Financial Measures in determining that it was appropriate to include inventory write-
              offs in your adjustment;
                Please help us better understand the nature of the amounts described as manufacturing inefficiencies, how you determined it was appropriate to characterize these as inefficiencies, and your consideration of the guidance in Question 100.01 the
              Compliance and Disclosure Interpretations for Non- GAAP Financial Measures in
              determining that it was appropriate to include these amounts in your adjustment;
                Please help us better understand the nature of the amounts described as overlapping labor and travel, how you determined it was appropriate to characterize these as overlapping, and your consideration of the guidance in Question
100.01 the
              Compliance and Disclosure Interpretations for Non- GAAP Financial Measures in
              determining that it was appropriate to include these amounts in your adjustment;
                Please tell us the specific amounts of employee retention costs included in the adjustment. As the compensation expense directly relates to revenue generation, please help us understand why these would not be considered normal, recurring operating expenses pursuant to the guidance in Question 100.01 the Compliance and
              Disclosure Interpretations for Non- GAAP Financial Measures; and
                We note you include an adjustment for accelerated depreciation in your determination of net earnings on a non-GAAP basis. Please tell us the nature of the underlying equipment and machinery. If useful lives were shortened while the assets presumably continued to contribute to revenue generation through the end of their useful lives, please explain your consideration of Question 100.01 of the Compliance and
              Disclosure Interpretations for Non-GAAP Financial Measures.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNameRichard Martucci
                                                              Division of
Corporation Finance
Comapany NameCOHERENT CORP.
                                                              Office of
Industrial Applications and
May 15, 2024 Page 2                                           Services
FirstName LastName